Exhibit 16.1

December 22, 2020

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements of Aersale Corporation (the “Company”) included under Item 4.01 of its Form 8-K dated December 22, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that the audit committee decided to engage Grant Thornton LLP to serve as the Company’s new independent registered public accounting firm, and the statements made in paragraphs 5 under Item 4.01.

/s/ WithumSmith+Brown, PC

New York, New York

cc: Mr. Richard Townsend

Audit Chair

Aersale Corporation